FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Seanergy Maritime Holdings Corp. (the "Company"), the Notice of the Special Meeting of Shareholders of the Company and the Proxy Statement for the Special Meeting of Shareholders of the Company.  Attached hereto as Exhibit 2 is the Form of Proxy for the Special Meeting of Shareholders of the Company.

EXHIBIT 1

December 15, 2010

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

Dear Shareholders:

Enclosed is a Notice of a Special Meeting of Shareholders (the "Meeting") of Seanergy Maritime Holdings Corp. (the "Company") which will be held at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, on January 4, 2011 at 5:00 p.m. local time.

At the Meeting, holders of shares of the Company's common stock will consider and vote upon a proposal to effect a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and the related amendment to the Company's Amended and Restated Articles of Incorporation (the "Proposal").

Adoption of the Proposal requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting.  I urge you to vote for the Proposal.  Please note that abstentions will effectively count as a vote against the proposals, and so it is important to mark your proxies "FOR."

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Dale Ploughman Chairman / Chief Executive Officer

1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece Tel: +30 210 9638461 – e-mail: ir@seanergymaritime.com – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 4, 2011

NOTICE IS HEREBY given that a Special Meeting of the holders of shares of common stock (the "Shareholders") of Seanergy Maritime Holdings Corp. (the "Company") will be held on January 4, 2011 at 5:00 p.m. local time, at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, (the "Meeting") for the following purpose, which is more completely set forth in the accompanying Proxy Statement:

1.
To approve a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and to approve the related amendment to the Company's Amended and Restated Articles of Incorporation, a form of which is attached to the Proxy Statement as Exhibit A.

The board of directors has fixed the close of business on December 13, 2010 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Dale Ploughman Chairman / Chief Executive Officer

December 15, 2010
Athens, Greece

SEANERGY MARITIME HOLDINGS CORP.
1-3 PATRIARCHOU GRIGORIOU
16674 GLYFADA
ATHENS GREECE
______________________

PROXY STATEMENT
FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 4, 2011
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), for use at a Special Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the Company's executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece on January 4, 2011, at 5:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about December 15, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On December 13, 2010 (the "Record Date"), the Company had outstanding 109,723,980 shares of common stock, par value $0.0001 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders present in person or by proxy at the Meeting, representing a majority of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Market under the symbol "SHIP".

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company's registered office, 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

APPROVAL OF AMENDMENT TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
TO EFFECT A REVERSE SPLIT OF THE COMMON SHARES

General

The Board has approved and is hereby soliciting shareholder approval of an amendment to Article Fourth of the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Shares at a ratio of not less than one-for-two and not more than one-for-fifteen (the "Amendment").  A vote FOR Proposal One will constitute approval of the Amendment providing for the combination of any number of the Company's issued and outstanding Common Shares between and including two and 15 into one Common Share and will grant the Board the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the shareholders approve Proposal One, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment.  The Amendment will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split.  If shareholders approve Proposal One, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

The amendment that will effect the reverse stock split will be, by its terms, effective as of the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The form of the proposed amendment to Article Fourth of the Company's Amended and Restated Articles of Incorporation is attached to this proxy statement as Exhibit A.

Purpose and Background of the Reverse Split

The purpose of the reverse stock split is to increase the per share trading price of the Common Shares.  The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.

The Company believes that effecting the reverse stock split will help maintain compliance with the minimum bid price per share listing requirement for listing its Common Shares on the NASDAQ Global Market.  In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients.  By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks.  A higher stock price after a reverse stock split could alleviate this concern.

The combination of continuing to be listed on the NASDAQ Global Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Common Shares.

The NASDAQ Global Market has several listing criteria that companies must satisfy in order to maintain their listing.  One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period.  Recently, the minimum closing bid price for the Common Shares has fallen below $1.00.  The Company believes that by effecting a reverse stock split, it will help maintain compliance with this listing requirement.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results.  There also can be no assurance that the price per share of the Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable.  If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of Common Shares held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name."  However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares.  If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote.  Approval of Proposal One requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting.

Effect of abstentions.  Abstentions will have the effect of a vote AGAINST approval of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMMON SHARES AND THE AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors
Dale Ploughman Chairman / Chief Executive Officer

December 15, 2010
Athens, Greece

EXHIBIT A

If Proposal One is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, Article Fourth of the Company's Amended and Restated Articles of Incorporation will be amended to include the following language in order to give effect to the reverse split of the Company's Common Stock.

"Effective with the commencement of business on [January __], 2011 [the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a [whole number between two and 15 to be determined at the discretion of the Board of Directors] to 1 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock the Company is authorized to issue or the par value of the common stock.  The stated capital of the Company is hereby reduced from $__________ to $__________ as adjusted for the cancellation of the fractional shares and the amount of $___________ as adjusted for the cancellation of fractional shares is allocated to surplus."

EXHIBIT 2

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy – Seanergy Maritime Holdings Corp.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP. TO BE HELD ON JANUARY 4, 2011

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Special Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Dale Ploughman and Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Shareholders of Seanergy Maritime Holdings Corp. (the "Company") to be held on January 4, 2011 or any adjournment thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

(Continued, and to be marked, dated and signed, on the other side.)

SPECIAL MEETING PROXY CARD

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE

A    Proposals – The Board of Directors recommends a vote FOR Proposal 1.

1.	To approve the reverse split of the Company's common stock and the related amendment to the Company's Amended and Restated Articles of Incorporation, as described in the proxy statement.

☐For	☐Against	☐Abstain

2.	To transact other business as may properly come before the meeting or any adjournment thereof.

B  Non-Voting Items

Change of Address – Please print new address below.

________________________
Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting                    ☐

C  Authorized Signatures – This section must be completed for your vote to be counted – Date and Sign Below

Please sign exactly as name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.

________________________
Signature 1 – Please keep signature within the box.

________________________
Signature 2 – Please keep signature within the box.

________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Dale Ploughman
By:	Dale Ploughman
Chief Executive Officer

Dated: December 16, 2010

SK 26979 0001 1155595